Exhibit 21.1

Subsidiaries of Enable Midstream Partners, LP

Subsidiary	State of Incorporation/Organization

Enable Intrastate Holdings II, LLC	Delaware

Enable Oklahoma Intrastate Transmission, LLC	Delaware

Enable Gathering & Processing, LLC	Oklahoma

Enable Gas Gathering, LLC	Oklahoma

Enable Products, LLC	Oklahoma

Enable Gas Transmission, LLC	Delaware

Waskom Gas Processing Company	Texas

Enable Prism Holdings, LLC	Delaware